Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF DESIGNATION

OF

SERIES E FIXED-RATE CUMULATIVE PERPETUAL PREFERRED STOCK

OF

INSEEGO CORP.

Inseego Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is Inseego Corp. The Corporation was originally incorporated under the name “Vanilla Technologies, Inc.” The Corporation’s original Certificate of Incorporation was filed with the Secretary of the State of Delaware on July 20, 2016. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 7, 2016.

SECOND: A Certificate of Designation of Series E Fixed-Rate Cumulative Perpetual Preferred Stock, par value $0.001 per share (the “Certificate of Designation”), was filed with the Secretary of State of the State of Delaware on August 8, 2019.

THIRD: The Board of Directors of the Corporation, in accordance with the provisions of Sections 141 and 151(g) of the General Corporation Law of the State of Delaware, duly adopted resolutions approving an increase in the number of shares of authorized preferred stock that would be designated as Fixed-Rate Cumulative Perpetual Preferred Stock, Series E, and approving this Certificate of Amendment to the Certificate of Designation (the “Amendment”).

FOURTH: Section 1 of the Certificate of Designation is hereby amended to read in its entirety as follows:

Section 1. Designation and Number of Shares. A series of Preferred Stock designated the “Fixed-Rate Cumulative Perpetual Preferred Stock, Series E” (hereinafter called “Series E Preferred Stock”) shall be established and the authorized number of shares that shall constitute such series shall be 39,500 shares, par value $0.001 per share, and having a liquidation preference of $1,000 per share. The number of shares constituting the Series E Preferred Stock may be increased from time to time in accordance with applicable law up to the maximum number of shares of Preferred Stock authorized to be issued under the Certificate of Incorporation, less all shares at the time authorized of any other series of Preferred Stock. Shares of Series E Preferred Stock will be dated their date of issue, which shall be referred to herein as their “original issue date”. Any additional shares of Series E Preferred Stock issued from time to time shall form a single series with the shares of Series E Preferred Stock issued on the same original issue date; provided that if any such additional shares of Series E

Preferred Stock are not fungible for U.S. federal income tax purposes with the shares of outstanding Series E Preferred Stock issued on the original issue date, such additional shares of Series E Preferred Stock will be issued as a new series of Series E Preferred Stock. Shares of outstanding Series E Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Preferred Stock, shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

FIFTH: Except as amended hereby, the Corporation confirms that all other provisions of the Certificate of Designation shall remain in full force and effect as originally written. Any references set forth in any document delivered in connection with the Certificate of Designation shall be deemed to include a reference to the Certificate of Designation as amended by this Amendment, whether or not so stated in the document.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Designation to be duly executed as of March 6, 2020.

INSEEGO CORP.

By:	/s/ Stephen M. Smith
Name: Stephen Smith
Title: Chief Financial Officer